

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 11, 2016

<u>Via E-mail</u>
James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

>   Re: **ARMOUR Residential REIT, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 20, 2016**
>   **File No. 001-34766**

Dear Mr. Mountain:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities